UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month July 2017

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .               .

Grifols, S.A.

Item		Sequential Page Number

1.	Relevant Event, dated July 25, 2017.	3

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Grifols, S.A. Avinguda de Ia Generalitat 152-158 08174 Sant Cugat del Valles Barcelona-ESPANA Tel. [34]935 710 500 Fax [34] 935 710 267 www.grifols com GRIFOLS Pursuant to the provisions of article 228 of the Consolidated Text of the Securities Market Act, approved by the Legislative Royal Decree 4/2015, of 23 October, Grifols, S.A. ("Grifols") hereby informs about the following RELEVANT EVENT Grifols has acquired an additional 40% equity stake in Kiro Grifols, S.L. ("Kiro Grifols") (formerly "Kiro Robotics, S.L.") for a purchase price ofEUR 12.8m. In September 2014 Grifols subscribed to a capital increase by virtue of which Grifols acquired 50% of Kiro Grifols' economic and voting rights. With this new acquisition, Grifols has reached a 90o/o stake in the equity of Kiro Grifols. The remaining 10% will continue to be held by Socios Fundadores Kiro, S.L., a company wholly owned by cooperatives of the Mondragon Corporation. Kiro Grifols is a technological-based company focused on the development of machinery and equipment designed to automate hospital processes. Kiro Oncology system prepares automated intravenous medication for chemotherapy treatments in hospital pharmacies, thus minimizing the margin of error in the preparation of medication and the risk to health professionals. In Barcelona, on 24 July 2017 Nuria Martin Barnes Secretary to the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

	By:	/s/ David I. Bell
		Name:	David I. Bell
		Title:	Authorized Signatory

Date: July 25, 2017

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